As filed with the Securities and Exchange Commission on October 2, 2003. File No. 70-10072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM U-1
APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Robert J. Joseph
Michael G. Strohmeier
Jones Day
77 West Wacker
Suite 3500
Chicago, IL 60601

SIGNATURE

This Amendment No. 2 to Form U-1 Application-Declaration amends an Application-Declaration on Form U-1 (as amended, the “Declaration”) filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2002 and amended on August 22, 2003 by replacing the Rule 54 Analysis in Item 3 in its entirety as follows:

ITEM 3

Rule 54 Analysis.

Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (“EWG”), as defined in Section 32 of the Act or a foreign utility company (“FUCO”), as defined in Section 33 of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

Xcel Energy does not satisfy the requirements of Rule 53(a)(1). On March 7, 2002 (Holding Co. Act Release No. 27494) ( the “100% Order”), the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million1. Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

As a result of a significant loss in respect of impairment charges recorded by NRG in 2002 and additional losses at NRG during the first six months of 2003, the consolidated retained earnings of Xcel Energy have been reduced by more than $2.7 billion. Thus, at this time, Xcel Energy has no capacity to make any additional investments in EWGs and FUCOs, without further authorization from the Commission.

Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

The circumstances described in Rule 53(b)(1) have occurred. NRG filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on May 14, 2003. The book value of NRG’s assets exceeds 10 percent of the consolidated retained earnings of Xcel Energy.

[1] For purposes of these calculations, Xcel Energy’s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

2

The circumstances described in Rule 53(b)(2) have occurred. Xcel Energy’s retained earnings declined by more than $2.6 billion as of December 31, 2002 from impairment charges recorded at NRG and declined an additional $143.6 million during the six months ended June 30, 2003 from additional impairment charges and other losses at NRG. The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended June 30, 2003 was approximately $537,000, or a decrease of 99.9% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended June 30, 2002 of $2.5 billion. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of June 30, 2003 of $2.366 billion exceeded 2% of the total capital invested in utility operations.

The circumstances described in Rule 53(b)(3) have also occurred. For calendar year 2002 Xcel Energy reported operating losses attributable to its investment in NRG, which in turn has investments in EWGs and FUCOs, which exceed an amount equal to 5% of consolidated retained earnings. NRG reported an operating loss (after tax) of approximately $3.5 billion for 2002. This amount is over 250% of the consolidated retained earnings (as defined in Rule 53(a)(1)) of Xcel Energy for the four quarters ended December 31, 2002 of $1,297.5 million.

Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. For the reason set forth below, Xcel Energy believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Xcel Energy and its remaining Utility Subsidiaries.

Black Mountain is neither an EWG nor a FUCO and the proceeds from the sale of Black Mountain will not be used by Xcel Energy for investments in EWGs or FUCOs. Furthermore, the sale of Black Mountain has no effect on the capitalization and earnings of Xcel Energy’s EWGs and FUCOs and any effect on the capitalization and earnings of Xcel Energy is insignificant.

Moreover, the other Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. Furthermore, the common equity ratios of the remaining Utility Subsidiaries will not be effected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Xcel Energy has an ownership interest upon the Xcel Energy system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Declaration. The action requested in this Declaration would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Xcel Energy’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the Xcel Energy system, or an adverse impact on Xcel Energy’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

3

SIGNATURE

Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

XCEL ENERGY INC.

/s/ Gary R. Johnson

Gary R. Johnson
Vice President and General Counsel
Date: October 2, 2003

4